K-TRONIK INTERNATIONAL CORP.

November 30, 2005

Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: File No. 000-31639

Dear Mr. Webb:

In response to the review of K-Tronik International Corp. (“K-Tronik”) Form 10-KSB for the year ended September 30, 2004 and Form 10QSB for the fiscal quarters ended December 31, 2005, March 31, 2005 and June 30, 2005, please find responses to the three comments in your letter of September 12, 2005 below:

1. Effective on February 22, 2005, the independent accountants who were previously engaged as the principal accountants to audit K-Tronik’s financial statements, BDO Seidman LLP (based in Woodbridge, New Jersey), were replaced by SF Partnership LLP (based in Toronto, Canada) to serve as the new principal accountants to certify K-Tronik’s financial statements. The change in principal accountants was disclosed on Form 8K filed with EDGAR and dated February 28, 2005.

K-Tronik selected an auditor based in Canada because it uses the same auditor of its parent company, Eiger Technology, Inc., which is based in Toronto, Canada and controls approximately 63% of K-Tronik’s common stock. The audit of K-Tronik was a component of a larger consolidated audit of the Canadian parent. Additionally, the books and records of K-Tronik are located in Toronto, Canada.

On December 15, 2004, K-Tronik entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. For the audit of the fiscal year ended September 30, 2004 that was conducted in February 2005, SF Partnership relied on BDO Seidman for the year-end physical audit of inventory of K-Tronik N.A., which was based in Hackensack, New Jersey. The remainder of the audit was conducted in Toronto, Canada, where management and records are located.

SF Partnership is duly registered and in good standing under the laws of its residence or principal office. Furthermore, SF Partnership is registered by the Public Company Accounting Oversight Board in the United States. Our counsel (a member of the New York State Bar) believes K-Tronik complies with Nevada state laws governing audits.

330 BAY STREET, SUITE 602, TORONTO, ON, M5H 2S8
TEL.: (416) 216-8659 FAX: (416) 216-1164

K-TRONIK INTERNATIONAL CORP.

2. The Form 10-KSB shall be re-filed as an amendment that includes the following revision to Exhibit 31.1 paragraph 4(b) certified by the current President, CEO and Treasurer:

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

3. The management of K-Tronik, with the participation of K-Tronik’s President, Chief

Executive Officer and Treasurer, has evaluated the effectiveness of K-Tronik’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the 10-QSB. Based on that evaluation, the President, Chief Executive Officer and Treasurer have concluded that K-Tronik’s disclosure controls and procedures are effective in enabling K-Tronik to record, process, summarize, and report information required to be included in K-Tronik’s periodic SEC filings within the required time period.

Future filings will properly conclude that disclosure controls and procedures were either “effective” or “not effective”.

In connection with responding to the SEC’s comments, K-Tronik wishes to acknowledge:

  K-Tronik is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  K-Tronik may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

“Jason Moretto”

Jason Moretto

330 BAY STREET, SUITE 602, TORONTO, ON, M5H 2S8
TEL.: (416) 216-8659 FAX: (416) 216-1164